KEEFE, BRUYETTE & WOODS, INC.

(A Wholly Owned Subsidiary of Stifel Financial Corp.)

Statement of Financial Condition

December 31, 2018

(With Report of Independent Registered Public Accounting Firm)

(This Statement of Financial Condition was filed pursuant to Rule 17a-5(e)(3) as a public document.)

KEEFE, BRUYETTE & WOODS, INC.
(A Wholly Owned Subsidiary of Stifel Financial Corp.)

Statement of Financial Condition

Table of Contents



Ernst & Young LLP
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New York, NY 10036-6530

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Report of Independent Registered Public Accounting Firm

To the Stockholder and Management of Keefe, Bruyette & Woods, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Keefe, Bruyette & Woods, Inc. (the "Company") as of December 31, 2018 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Company's auditor since 2013.

February 27, 2019

1702-2202892

A member firm of Ernst & Young Global Limited

Keefe, Bruyette & Woods, Inc.
(A Wholly Owned Subsidiary of Stifel Financial Corp.)

Statement of Financial Condition
December 31, 2018

(in thousands, except share and per share amounts)

Assets		
Cash and cash equivalents	$	140,159
Receivables:		
Brokerage clients, net		6,990
Brokers, dealers, and clearing organizations		61,021
Financial instruments owned, at fair value		19,598
Fixed assets, net		213
Goodwill		32,355
Intangible assets, net		7,607
Deferred tax assets, net		5,688
Due from Parent and affiliates		18,290
Other assets		2,818
Total Assets	$	294,739

Liabilities and Stockholder's Equity		
Financial instruments sold, but not yet purchased, at fair value	$	19,656
Accrued compensation		72,703
Accounts payable and accrued expenses		12,406
Due to Parent and affiliates, net		19,051
Total Liabilities		123,816
Stockholder's Equity:		
Common stock, $0.01 par value, authorized 10,000 shares, 100 shares issued and outstanding		—
Additional paid-in-capital		342,469
Accumulated deficit		(171,546)
Total Stockholder's Equity		170,923
Total Liabilities and Stockholder's Equity	$	294,739

See accompanying Notes to Statement of Financial Condition.

(1)   Organization and Summary of Significant Accounting Policies

(a)   Organization and Basis of Presentation

Keefe, Bruyette & Woods, Inc. (the "Company") is a full-service investment bank and broker-dealer that specializes in the financial services sector and provides research, equity sales and trading, capital raising, and strategic advisory services. The Company is subject to regulation and oversight by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's customers are predominantly institutional investors including other brokers and dealers, commercial banks, asset managers, and other financial institutions. The Company is a wholly owned subsidiary of Stifel Financial Corp. (the "Parent").

(b)   Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the Company's statement of financial condition and these notes including valuation of financial instruments; compensation accruals; accrual for contingencies; fair value of goodwill and intangible assets; and income tax reserves. Management believes that the estimates used in preparing the Company's statement of financial condition are reasonable. Actual results may differ from these estimates.

(c)   Cash and Cash Equivalents

Cash equivalents include investments with an original maturity of three months or less. Due to the short-term nature of these instruments, carrying value approximates their fair value.

(d)   Brokerage Client Receivables, Net

Brokerage client receivables are stated net of an allowance for doubtful accounts. The estimate for the allowance for doubtful accounts is derived by the Company by utilizing past client transaction history and an assessment of the client's creditworthiness.

(e)   Receivables from Brokers, Dealers, and Clearing Organizations

Receivables from brokers, dealers and clearing organizations include receivables arising from unsettled securities transactions and receivables from clearing organizations. Unsettled securities transactions related to the Company's broker-dealer operations are recorded at contract value on a net basis.

(f)   Fair Value of Financial Instruments

The Company measures certain financial assets and liabilities at fair value on a recurring basis, including cash equivalents, financial instruments owned, investments, and financial instruments sold, but not yet purchased. Other than those separately discussed in the notes to the statement of financial condition, the remaining financial instruments are generally short-term in nature and their carrying values approximate fair value.

Fair Value Hierarchy

The fair value of a financial instrument is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. "the exit price") in an orderly transaction between market participants at the measurement date. The Company has categorized its financial instruments measured at fair value into a three-level classification in accordance with Accounting Standards Codification Topic 820, "Fair Value Measurement," which established a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or

liability developed based on market data obtained from independent sources. Unobservable inputs reflect our assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the transparency of inputs as follows:

Level 1 – Quoted prices (unadjusted) are available in active markets for identical assets or liabilities as of the measurement date. A quoted price for an identical asset or liability in an active market provides the most reliable fair value measurement because it is directly observable to the market.

Level 2 – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the measurement date. The nature of these financial instruments include instruments for which quoted prices are available but traded less frequently, derivative instruments whose fair value have been derived using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data, and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level 3 – Instruments that have little to no pricing observability as of the measurement date. These financial instruments do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

Valuation of Financial Instruments

Fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments and valuation pricing methods. Among the factors considered by the Company in determining the fair value of financial instruments for which there are no current quoted market prices are the credit spreads, the terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, assessing the underlying investments, market based information, such as comparable company transactions, performance multiples and changes in market outlook as well as other measurements.

For investments in illiquid or privately held securities that do not have readily determinable fair values, the determination of fair value requires us to estimate the value of the securities using the best information available. Among the factors the Company considers in determining the fair value of investments are the cost of the investment, terms and liquidity, developments since the acquisition of the investment, the sales price of recently issued securities, the financial condition and operating results of the issuer, earnings trends and consistency of operating cash flows, the long-term business potential of the issuer, the quoted market price of securities with similar quality and yield that are publicly traded, and other factors generally pertinent to the valuation of investments. The fair value of these investments is subject to a high degree of volatility and may be susceptible to significant fluctuation in the near term and the differences could be material. See Note 2 for additional information on how the Company values its financial instruments.

(g)   ***Fixed Assets, Net***

Furniture and other equipment and computer equipment and software are carried at cost and depreciated on a straight-line basis using estimated useful lives of the related assets, generally two to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the respective leases.

(h) *Goodwill and Intangible Assets, Net*

Goodwill represents the cost of acquired business in excess of the fair value of the related net assets acquired that was pushed-down to the Company by the Parent as a result of the merger. Goodwill is tested for impairment at least annually or whenever indications of impairment exist. In testing for the potential impairment of goodwill, the Company estimates the fair value of its reporting unit (generally defined as the business for which financial information is available and reviewed regularly by management), and compares it to its carrying value. If the estimated fair value of a reporting unit is less than its carrying value, the Company is required to estimate the fair value of all assets and liabilities of the reporting unit, including goodwill. If the carrying value of the reporting unit's goodwill is greater than the estimated fair value, an impairment charge is recognized for the excess. The Company's annual goodwill impairment testing was completed as of December 31, 2018, with no impairment charges resulting from the annual impairment test.

Identifiable intangible assets, which are amortized over their estimated useful lives, are tested for potential impairment whenever events or changes in circumstances suggest that the carrying value of an asset or asset group may not be fully recoverable.

(i) *Stock-Based Compensation*

Employees of the Company are eligible to participate in an incentive stock plan sponsored by the Parent that provides for the granting of stock units and debentures. See Note 12 for a further discussion of stock-based compensation.

(j) *Income Taxes*

The Company is included in the consolidated federal and certain state income tax returns filed by the Parent. Our portion of the consolidated current income tax liability, computed on a separate return basis pursuant to a tax sharing agreement and our stand-alone tax liability or receivable are included in the accompanying statement of financial condition.

The Company generally computes income taxes using the asset and liability method, under which deferred income taxes are provided for the temporary differences between the financial statement carrying amounts and the tax basis of the Company's assets and liabilities. The Company establishes a valuation allowance for deferred tax assets if it is more likely than not that these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. See Note 6 for further information regarding income taxes.

(2) Financial Instruments

The Company measures certain financial assets and liabilities at fair value on a recurring basis, including financial instruments owned, investments, and financial instruments sold, not yet purchased in the accompanying statement of financial condition.

Following are descriptions of the valuation methodologies and key inputs used to measure financial assets and liabilities recorded at fair value. The descriptions include an indication of the level of the fair value hierarchy in which the assets or liabilities are classified.

Financial instruments owned, at fair value

Financial instruments owned, at fair value are recorded at fair value based on quoted market prices, such as listed equities, and are reported as Level 1.

Financial instruments sold, not yet purchased, at fair value

Financial instruments sold, not yet purchased that are recorded at fair value based on quoted prices in active markets and other observable market data are reported as Level 1. Financial instruments sold, not yet purchased include equity securities listed in active markets.

The following table summarizes the valuation of our financial instruments by pricing observability levels as of December 31, 2018 *(in thousands)*:

	Total	Level 1	Level 2	Level 3
Assets:				
Financial instruments owned, at fair value				
Equities	$ 19,598	$ 19,598	$ —	$ —
Liabilities:				
Financial instruments sold, but not yet purchased, at fair value:				
Equities	$ 19,656	$ 19,656	$ —	$ —

Transfers Within the Fair Value Hierarchy

The Company assesses its financial instruments to determine the appropriate classification within the fair value hierarchy. Transfers between fair value classifications occur when there are changes in pricing observability levels. Transfers of financial instruments among the levels are deemed to occur at the beginning of the reporting period. There were no transfers of financial assets out of Level 3 during the year ended December 31, 2018.

(3) **Fixed Assets**

Fixed assets consisted of the following as of December 31, 2018 *(in thousands)*:

Leasehold improvements	$	6,347
Computer equipment and software		1,632
Furniture and other equipment		1,260
Total		9,239
Less accumulated depreciation and amortization		(9,026)
Fixed assets, net	$	213

(4)   Intangible Assets

The carrying amount of intangible assets is presented in the following table (*in thousands*):

Balance at January 1, 2018	$	8,624
Amortization of intangible assets		(1,017)
Balance at December 31, 2018	$	7,607

The Company's identifiable intangible assets consist of customer relationships, trade name, and an intangible asset as a result of a favorable lease that are amortized over their contractual or determined useful lives. The weighted-average remaining lives of the Company's intangible assets at December 31, 2018 was: 8.4 years for customer relationships; 9.1 years for trade name; and 8.1 years for the favorable lease.

	Gross carrying value		Accumulated Amortization		Net	
Customer relationships	$	8,680	$	6,432	$	2,248
Trade name		7,470		2,785		4,685
Favorable lease		1,244		570		674
	$	17,394	$	9,787	$	7,607

(5)   Related Party Transactions

The Company conducts a portion of its securities operations as a fully disclosed introducing broker through Stifel, Nicolaus & Company, Inc. ("Stifel"), a wholly-owned subsidiary of the Parent. Under the arrangement, the Company has a Proprietary Accounts of Broker-Dealers agreement with Stifel. At December 31, 2018, the Company had a receivable from Stifel of $60.5 million related to clearing activities with Stifel, which is included in receivables from brokers, dealers, and clearing organizations in the accompanying statement of financial condition.

At December 31, 2018, due from Parent and affiliates in the accompanying statement of financial condition primarily consist of amounts owed to the Company from the Parent for taxes payable included on the Parent's consolidated tax returns. At December 31, 2018, the amount due from Parent was $17.8 million. Due from affiliates of $0.6 million at December 31, 2018 primarily consists of allocations from affiliates.

At December 31, 2018, due to Parent and affiliates, net in the accompanying statement of financial condition primarily consists of stock-based compensation due to the Parent that is paid upon conversion of stock units. The amount due to Parent at December 31, 2018 was $17.8 million. Due to affiliates of $1.3 million at December 31, 2018 consists primarily of operating expenses that were paid on the Company's behalf by certain affiliates.

During the year ended December 31, 2018, the Company paid distributed capital to the Parent in the amount of $30.0 million.

(6) Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets as of December 31, 2018 are as follows *(in thousands)*:

Deferred tax assets:		
Employee compensation and benefits	$	2,948
Accrued expenses		2,866
Depreciation		1,680
State net operating loss carryover		627
Lease obligations		417
Total deferred tax assets	$	8,538
Deferred tax liabilities:		
Goodwill and intangibles	$	(1,762)
Prepaid expenses		(412)
Other		(676)
Total deferred tax liabilities		(2,850)
Deferred tax assets, net	$	**5,688**

The Company believes that realization of the deferred tax asset is more likely than not based upon anticipated future taxable income. The change in the valuation allowance at December 31, 2018 was attributable to certain state net operating losses.

The Company's net deferred tax asset at December 31, 2018 includes net operating loss carryforwards of $9.8 million, which expire between 2031 and 2037.

The Company is included in the consolidated federal and certain state income tax returns filed by the Parent. The Company files separate income tax returns in certain local jurisdictions. For federal tax purposes, years up to and including the short period February 15, 2013 have been examined. For state and local tax purposes, years beginning after 2014 are still open to examination.

(7) Net Capital Requirement

The Company operates in a highly regulated environment and is subject to net capital requirements. A broker-dealer that fails to comply with the SEC's Uniform Net Capital Rule (Rule 15c3-1) may be subject to disciplinary actions by the SEC and self-regulatory organizations, such as FINRA, including censures, fines, suspension, or expulsion. The Company calculates its net capital under the aggregate indebtedness method whereby it is required to maintain minimum capital (as defined), equal to the greater of $1.0 million or 6 2/3% of aggregate indebtedness (as defined). The Company is not allowed to distribute equity capital or pay cash dividends to the Parent if resulting net capital would be less than 120% of its minimum net capital (as defined). At December 31, 2018, the Company had net capital of $89.0 million, which was 117.0% of aggregate indebtedness and $82.1 million in excess of the Company's minimum required net capital of $6.9 million.

(8) **Commitments and Contingencies**

(a) *Leases*

The Company has non-cancelable operating leases. Such agreements contain escalation clauses and provide that certain operating costs be paid by the Company in addition to the minimum rentals. Future minimum commitments under these operating leases at December 31, 2018 are as follows *(in thousands)*:

2019	$	5,830
2020		5,820
2021		5,684
2022		5,647
2023		5,610
Thereafter		14,149
	$	42,740

(b) *Litigation*

In the ordinary course of business, the Company may be a defendant or codefendant in legal proceedings. At December 31, 2018, the Company believes, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Company's financial condition. The results of such proceedings could be material to the Company's financial condition for any particular period, depending, in part, upon additional developments affecting such matters. Legal reserves have been established for potential losses that are probable and reasonably estimable. Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change.

(9) **Financial Instruments with Off-Balance-Sheet Risk**

In the normal course of its principal trading activities, the Company enters into transactions in financial instruments with off-balance-sheet risk. These financial instruments, such as options and warrants, contain off-balance-sheet risk inasmuch as ultimate settlement of these transactions may have market and/or credit risk in excess of amounts which are recognized in the financial statements. Transactions in listed options and warrants are conducted through regulated exchanges, which clear and guarantee performance of counterparties.

The Company has sold securities that it does not currently own and will therefore, be obligated to purchase such securities at a future date. The Company has recorded this obligation in the financial statements at market values of the related securities and will incur a trading loss if the market value of the securities increases subsequent to the financial statement date.

Broker-Dealer Activities

The Company clears securities transactions on behalf of customers through Stifel, an affiliate, its clearing broker. In connection with these activities, customers' unsettled trades may expose the Company to off-balance-sheet credit risk in the event customers are unable to fulfill their contracted obligations. The Company seeks to control the risk associated with its customer activities by monitoring the creditworthiness of its customers.

In addition, the Company has an agreement with Pershing, a subsidiary of Bank of New York Mellon Corporation, whereby Pershing clears securities transactions on a limited basis for the Company, carries customers' accounts on a fully disclosed basis, and prepares various records and reports.

(10) Concentrations of Credit Risk

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing primarily domestic and foreign institutional investors and, to a lesser extent, individual investors. Nearly all of the Company's transactions are executed with and on behalf of institutional investors, including other brokers and dealers, commercial banks, mutual funds, and other financial institutions. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets.

The Company's marketable securities are common stock. The credit and/or market risk associated with these holdings can be directly impacted by factors that affect this industry such as volatile equity and credit markets and actions of regulatory authorities.

(11) Employee Profit-Sharing Plan

Eligible employees of the Company who have met certain service requirements may participate in the Stifel Financial Profit Sharing 401(k) Plan (the "Plan"). Employees are permitted within limitations imposed by tax law to make pre-tax contributions to the Plan. We may match certain employee contributions or make additional contributions to the Plan at the discretion of the Parent.

(12) Deferred Compensation Plan

Our employees participate in the Stifel Financial Corp. Wealth Accumulation Plan, as restated, (the "Wealth Accumulation Plan") that provides for the granting of stock options, stock appreciation rights, restricted stock, performance awards, stock units, and debentures to its employees. Awards under the Wealth Accumulation Plan are granted at market value at the date of grant. The awards generally vest ratably over a three-to ten year vesting period.

All stock-based compensation plans are administered by the Compensation Committee of the Board of Directors of the Parent, which has the authority to interpret the plans, determine to whom awards may be granted under the plans, and determine the terms of each award.

The Wealth Accumulation Plan is provided to certain revenue producers, officers, and key administrative employees, whereby a certain percentage of their incentive compensation is deferred as defined by the Wealth Accumulation Plan into stock units and debentures of the Parent. Participants may elect to defer a portion of their incentive compensation. Units generally vest over a three-to eight year period and are distributable upon vesting or at future specified dates. Deferred compensation costs are amortized on a straight-line basis over the vesting period. Elective deferrals are 100% vested.

(13) Recent Accounting Developments

Recently Issued Accounting Guidance

Leases

In February 2016, the FASB issued ASU 2016-02, "Leases" that requires for leases longer than one year, a lessee recognize in the statements of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The accounting update also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of earnings, while for operating leases, such amounts should be recognized as a combined expense. In addition, this accounting update requires expanded disclosures about the nature and terms of lease agreements.

The Company will adopt ASU 2016-02 utilizing the optional transition approach allowed under ASU 2018-11, "Leases (Topic 842): Targeted Improvements" and applying the package of practical expedients beginning January 1, 2019. This option allows entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption.

Upon adoption, the Company expects to record operating lease right-of-use assets in the range of approximately $50.0 million to $60.0 million, representing the present value of future lease payments under operating leases with terms of greater than twelve months, with corresponding operating lease liabilities. These amounts are impacted by certain assumptions around lease renewals and the discount rate used to discount the future lease obligations. The Company expects to recognize a cumulative-effect adjustment of between $4.0 million and $5.0 million to retained earnings on January 1, 2019.

(14) Subsequent Events

The Company evaluates subsequent events that have occurred after the statement of financial condition date but before the financial statements are available to be issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after that date. The Company has evaluated subsequent events through February 27, 2019, the date the accompanying statement of financial condition was available to be issued. Based on the evaluation, the Company did not identify any recognized subsequent events that required adjustment to the statement of financial condition.